                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. Three)*

                           DAVEL COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  238341 10 1
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                                 (CUSIP Number)

                               December 27, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP NO. 238341 10 1              SCHEDULE 13G                      PAGE 2 OF 5
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

                    Ann Lurie
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

                    United States
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    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   38,488(1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    38,488(1)
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

                    38,488(1)
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

                    .34%
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 12     Type of Reporting Person (See Instructions)

                    IN
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(1)  The 38,488 shares of Issuer common stock is issuable to the Robert H. and
     Ann Lurie Trust upon exercise of warrants.


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CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 3 OF 5
---------------------           ------------                         -----------



Item 1(a)         NAME OF ISSUER

                  This Schedule 13G relates to the common stock, par value $.01 per share, of Davel Communications, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein are based upon there being 11,170,151 shares of Issuer common stock issued and outstanding as of November 10, 2000, as disclosed by the Issuer in its filings with the Securities and Exchange Commission.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10120 Windhorst Road
                  Tampa, Florida 33619.

Item 2(a)         NAME OF PERSON FILING:

                  This Schedule 13G is being filed by Ann Lurie, as sole trustee of the Ann Lurie Revocable Trust, a trust formed under the laws of the state of Illinois ("ALRT"), and as co-trustee of the Robert H. and Ann Lurie Trust, a trust formed under the laws of the state of Illinois ("RHALT").

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of each of ALRT, RHALT and Ms. Lurie is Two N. Riverside Plaza, Suit 1500, Chicago, Illinois 60606.

Item 2(c)         CITIZENSHIP:

                  Each of ALRT and RHALT are incorporated under the laws of the State of Illinois. Ms. Lurie is a citizen of the United States of America.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  common stock, par value $.01 per share, of the Issuer

Item 2(e)         CUSIP NUMBER:

                  238341 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(d), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [  ]   broker or dealer registered under Section 15 of
                              the Act.
                  (b)  [  ]   bank as defined in Section 3(a)(6) of the Act.
                  (c)  [  ]   insurance company as defined in Section 3(a)(19)
                              of the Act.
                  (d)  [  ]   investment company registered under Section 8 of
                              the Investment Company Act.
                  (e)  [  ]   investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E).
                  (f)  [  ]   employee benefit Plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g)  [  ]   parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h)  [  ]   savings association as defined in Section 3(b) of
                              the Federal Deposit Insurance Act.

CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 4 OF 5
---------------------           ------------                         -----------



                  (i)  [  ]   church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)  [  ]   group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     ANN LURIE, as trustee:

         (a) Amount beneficially owned: 38,488 shares as of January 10, 2001(1)

         (b)      Percent of class:  .34%

         (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    0%

                           (ii)     Shared power to vote or to direct the vote:
                                    .34%

                           (iii) Sole power to dispose or to direct the disposition of: 0%

                           (iv) Shared power to dispose or to direct the disposition of: .34%

These shares are held by the following Trust:

     ROBERT H. AND ANN LURIE TRUST:

         (a) Amount beneficially owned: 38,488 shares as of January 10, 2001(1)

         (b)      Percent of class:  .34%

         (c)      Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    0%

                           (ii)     Shared power to vote or to direct the vote:
                                    .34%

                           (iii) Sole power to dispose or to direct the disposition of: 0%

                           (iv) Shared power to dispose or to direct the disposition of: .34%

(1) The 38,488 shares of Issuer common stock is issuable to RHALT upon exercise of warrants.

CUSIP NO. 238341 10 1           SCHEDULE 13G                         PAGE 5 OF 5
---------------------           ------------                         -----------

Item 5.           Ownership of Five Percent or Less of a Class.

                  [ X ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notices of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Each of the undersigned hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2001

                                                /s/ ANN LURIE
                                            ----------------------------------
                                             Ann Lurie